

November 28, 2011

<u>Via U.S. mail</u>
Yidian Dong
Chief Executive Officer
Landmark Energy Enterprise, Inc.
1404 E Joppa Road
Towson, MD 21286

> **Re: Landmark Energy Enterprise, Inc.**
> **Form 10-Q/A for Fiscal Quarter Ended July 31, 2011**
> **Filed October 13, 2011**
> **Correspondence Submitted October 14, 2011**
> **File No. 000-54153**

Dear Mr. Dong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q/A for Fiscal Quarter Ended July 31, 2011, filed October 13, 2011</u>

<u>Cover Page</u>

1. Please use the updated cover page for the Form 10-Q that includes applicable language and boxes to be checked indicating compliance with Rule 405 of Regulation S-T.

<u>Item 4.T. Controls and Procedures</u>

2. Note that Item 4.T. expired in June 2010. Please revise to refer to Item 4 with regard to Controls and Procedures.

3. In conjunction with the proposed revisions to other Exchange Act filings, please revise the Form 10-Q for the fiscal quarter ended July 31, 2011 to disclose that both DC&P and ICFR are not effective.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202)551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining

Via E-mail
cc: Man C. Yam, Esq.
        Bernard & Yam, LLP